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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _________________________

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                             KENETECH CORPORATION
                           (Name of Subject Company)

                             KENETECH CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $.000l per share
                        (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                              Dianne P. Urhausen
                    Vice President and Corporate Secretary
                         500 Sansome Street, Suite 410
                        San Francisco, California 94111
                                (415) 398-3825

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                With a Copy to:

       Michael G. O'Bryan, Esq.                    Mark A. Morton, Esq.
       Morrison & Foerster LLP                     Potter Anderson & Corroon LLP
       425 Market Street                           Hercules Plaza, P.O. Box 951
       San Francisco, CA 94105                     Wilmington, DE 19899
       (415) 268-7000                              (302) 984-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed by KENETECH Corporation, a Delaware corporation ("KENETECH" or the "Company"), with the Securities and Exchange Commission on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000 (as amended, the "Schedule 14D-9"), related to the tender offer by KC Merger Corp., a Delaware corporation, which is wholly owned by KC Holding Corporation, a Delaware corporation, which in turn is wholly owned by ValueAct Capital Partners, L.P., a Delaware limited partnership, for all of the issued and outstanding shares of common stock, $0.0001 par value, of KENETECH at a purchase price of $1.04 per share. Unless otherwise defined herein, all capitalized terms used but not defined in this Amendment No. 2 shall have the meaning assigned to them in the Schedule 14D-9.

     On the date hereof, KENETECH and Mark D. Lerdal are filing with the Securities and Exchange Commission Amendment No. 2 to the Schedule 13E-3 filed November 7, 2000, as amended, and Purchaser, Parent, VAC and VA Partners, L.L.C. are filing Amendment No. 2 to the Schedule TO/13E-3 filed with the Securities and Exchange Commission on November 7, 2000. In addition, Purchaser is mailing to holders of Common Stock a supplement (the "Supplement") to the Offer to Purchase dated November 6, 2000 (the "Initial Offer To Purchase"), which Supplement is filed as Exhibit (a)(1)(H) hereto.

     This Amendment No. 2 is being filed for the following purposes: (1) to reference and incorporate the information contained in the Supplement; and (2) to reflect the addition of certain Exhibits.

Items 2, 3, 4, 7 and 8.

     The information in the Supplement is hereby incorporated by reference to amend and supplement Items 2, 3, 4, 7 and 8 of the Schedule 14D-9, to the extent applicable.

Item 9.   Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

EXHIBIT NO.        DESCRIPTION

(a)(1)(H) Supplement to the Offer to Purchase, dated November 26, 2000 (incorporated by reference to Amendment No. 2 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on November 27, 2000)++

(a)(5)(H) Pages 3 through 28 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14,
                   2000)

++ Included in copies mailed to the Company's stockholders on November 27, 2000.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: November 27, 2000.



                                          By: /s/ Dianne P. Urhausen
                                          Dianne P. Urhausen
                                          Vice President and Corporate Secretary

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